SEC
Mail Processing
Section

FEB 12 2015

Washington DC
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15045345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51781 |

ti 2/19/15

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/13/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EVERTRADE DIRECT BROKERAGE, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 EAGER ROAD, SUITE 700
(No. and Street)

ST. LOUIS (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID L. CONOVER 904-623-7169
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN SMITH WALLACE LLC
(Name – *if individual, state last, first, middle name*)

6 CITYPLACE DRIVE, SUITE 900 (Address) ST. LOUIS (City) MO (State) 63141 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 2/19/15

## OATH OR AFFIRMATION

I, DAVID L. CONOVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EVERTRADE DIRECT BROKERAGE, INC., as of January 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S CHILDRESS
MY COMMISSION # EE176726
EXPIRES June 01, 2016
(407) 398-0153 FloridaNotaryService.com

Sandra Childress
Notary Public

David L Conover
Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EverTrade Direct Brokerage, Inc.

(A Wholly Owned Subsidiary of EverBank)
(SEC I.D. No. 8-51781)

Financial Statements and
Supplemental Schedules
As of and for the Year Ended December 31, 2014,
Report of Independent Registered Public Accounting Firm

EverTrade®
DIRECT BROKERAGE

**EverTrade Direct Brokerage, Inc.**

**(A Wholly Owned Subsidiary of EverBank)**

**Table of Contents**

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE, STE. 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of EverTrade Direct Brokerage, Inc.

We have audited the accompanying financial statements of EverTrade Direct Brokerage, Inc. (a Missouri corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of comprehensive income/loss, equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. EverTrade Direct Brokerage, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of EverTrade Direct Brokerage, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 11-13 have been subjected to audit procedures performed in conjunction with the audit of EverTrade Direct Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of EverTrade Direct Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLC
BROWN SMITH WALLACE, LLC
St. Louis, Missouri
January 30, 2015

## EverTrade Direct Brokerage, Inc.
**(A Wholly Owned Subsidiary of EverBank)**
**Statement of Financial Condition**
**As of December 31, 2014**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 678,409 |
| Deposit with clearing organization | 150,000 |
| Equipment, net | 13,515 |
| Income tax receivable | 503,829 |
| Prepaid Financial Industry Regulatory Authority fees | 40,960 |
| Deferred tax asset | 9,089 |
| Other assets | 15,432 |
| **Total Assets** | $ 1,411,234 |
| **Liabilities** | |
| Accounts payable and accrued liabilities | $ 101,359 |
| Payables to clearing organizations | 3,056 |
| **Total Liabilities** | 104,415 |
| **Commitments and Contingencies (Notes 6 and 8)** | |
| **Equity** | |
| Common stock, $1 par value (30,000 shares authorized;100 shares issued and outstanding) | 100 |
| Additional paid-in capital | 4,569,253 |
| Accumulated deficit | (3,262,534) |
| **Total Equity** | 1,306,819 |
| **Total Liabilities and Equity** | $ 1,411,234 |

See notes to financial statements.

**EverTrade Direct Brokerage, Inc.**
**(A Wholly Owned Subsidiary of EverBank)**
**Statement of Comprehensive Income/Loss**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| **Income** | |
| Commission and fee income | $ 398,363 |
| Interest income | 918 |
| Total income | 399,281 |
| **Expenses** | |
| Professional fees | 951,948 |
| Salaries and employee benefits | 279,011 |
| Trade clearing and execution fees | 228,452 |
| Occupancy and equipment | 103,978 |
| Communication and data processing | 123,578 |
| Other expenses | 99,631 |
| Total expenses | 1,786,598 |
| **Loss Before Income Tax Benefit** | (1,387,317) |
| **Income Tax Benefit** | (511,627) |
| **Net Loss / Net Comprehensive Loss** | $ (875,690) |

See notes to financial statements.

**EverTrade Direct Brokerage, Inc.**

**(A Wholly Owned Subsidiary of EverBank)**

**Statement of Equity**

**For the Year Ended December 31, 2014**

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Equity |
|---|---|---|---|---|
| **Balance, January 1, 2014** | $ 100 | $ 3,169,253 | $ (2,386,844) | $ 782,509 |
| Contribution of capital | — | 1,400,000 | — | 1,400,000 |
| Net loss | — | — | (875,690) | (875,690) |
| **Balance, December 31, 2014** | $ 100 | $ 4,569,253 | $ (3,262,534) | $ 1,306,819 |

See notes to financial statements.

**EverTrade Direct Brokerage, Inc.**
**(A Wholly Owned Subsidiary of EverBank)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2014**

| | |
|---|---|
| **Operating Activities** | |
| Net loss | $ (875,690) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization expense | 15,150 |
| Deferred income taxes | (1,553) |
| Change in operating assets and liabilities: | |
| Decrease in deposits with clearing organizations | 49,054 |
| Decrease in prepaid Financial Industry Regulatory Authority fees | 1,183 |
| Increase in income taxes receivable | (498,005) |
| Increase in other assets | (2,091) |
| Increase in payables to clearing organizations | 1,303 |
| Increase in accounts payable and accrued liabilities | 16,845 |
| Net cash used in operating activities | (1,293,804) |
| **Financing Activities:** | |
| Capital contribution | 1,400,000 |
| Net cash provided by financing activities | 1,400,000 |
| **Net Increase in Cash and Cash Equivalents** | 106,196 |
| **Cash and Cash Equivalents** | |
| Beginning of year | 572,213 |
| End of year | $ 678,409 |

See notes to financial statements.

## 1. Organization and Summary of Significant Accounting Policies

**a) Organization** — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, Missouri (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, Florida, a wholly owned subsidiary of EverBank Financial Corp (EFC), the ultimate parent company of EverTrade.

EverTrade is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). EverTrade is an introducing broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed-income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and National Financial Services private insurance). The Company executes trades, and a nonaffiliated third-party broker/dealer provides clearing and custodial services.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the SEC, as no such liabilities existed at December 31, 2014 or during the year then ended.

**b) Basis of Presentation** — The financial statements are presented in accordance with generally accepted accounting principles in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

The Company has performed an evaluation of subsequent events through January 30, 2015, the date the financial statements were available to be issued.

**c) Cash and Cash Equivalents** — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks with an original maturity of three months or less. For cash management purposes, the company concentrates its cash holdings in an account at Wells Fargo Bank, N.A. The balance in this account may exceed the federally insured limit of $250,000 by the Federal Deposit Insurance Corporation in case of bank failure. At December 31, 2014, the Company had $380,553 in excess of the insurance limit at this bank.

**d) Deposit with Clearing Organization** — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Clearing firms generally require their correspondents to maintain a "good faith" deposit balance.

**e) Prepaid FINRA Fee** — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

**f) Equipment** — Computer hardware and software and equipment are carried at amortized cost. Depreciation on computer hardware and software is computed using the straight-line method over a 3 year estimated useful life. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

**g) Receivables from Clearing Organization** — The Company's contract with the clearing firm, National Financial Services requires monthly settlement for transactions that have been executed, but for which funds have not yet been remitted. These are included within other assets on the Company's balance sheet.

**h) Commissions and Fee Income** — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a trade-date basis.

**i) Income Taxes** — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed using the benefit for loss method. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes was $449,418 and is included in income tax receivable. The amount receivable from EFC for state taxes was $50,075 and is included in income tax receivable.

The amount receivable from State government for state taxes was $4,336 and is included in income tax receivable.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change. A valuation allowance is recorded when management believes it is more likely than not the tax benefits associated with temporary differences, operating loss carryforwards and tax credit carryforwards will not be utilized.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company (1) records unrecognized tax benefits in accordance with ASC 740 and (2) adjusts these liabilities when the Company's judgment changes as a result of the evaluation of new information not previously available. There are no unrecognized tax benefits recorded as of December 31, 2014, pursuant to the

assessment requirements provided by ASC 740. The Company does not anticipate any changes to the unrecognized tax benefit within the coming year.

The Company is subject to periodic review by federal and state taxing authorities in the ordinary course of business. With few exceptions, the Company is no longer subject to examination by these taxing authorities for years prior to 2011.

## 2. Equipment

Equipment at December 31, 2014 consists of the following:

| | |
|---|---|
| Computer hardware and software | $ 198,925 |
| Less accumulated depreciation and amortization | (185,410) |
| | $ 13,515 |

## 3. Related Parties

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $26,873 and professional fees totaling $863,257 for the year ended December 31, 2014 were paid by C1FN or EverBank and are subsequently settled with EverTrade. The amount payable to C1FN and EverBank as of December 31, 2014 for the aforementioned expenses incurred on behalf of EverTrade was $39,645. The amounts are generally settled on a monthly basis.

**Professional Fees**

| | |
|---|---|
| Legal Services | 273,188 |
| Business Operations Support | 159,235 |
| Product & Project Management Services | 148,020 |
| Technology Services | 132,956 |
| Finance & Corporate Support | 149,858 |
| Total Professional Fees | $ 863,257 |

During the year C1FN made $1,400,000 in capital contributions to EverTrade. The Company also has a cash account that is held at EverBank with a balance of $47,856 as of December 31, 2014.

The Company accepts accounts from EverBank shareholders, directors, officers and their related business interests on substantially the same terms as accounts to other individuals and businesses. Accounts held for related parties were $2,359,765 as of December 31, 2014.

## 4. Income Taxes

Income tax benefit for the year ended December 31, 2014, is comprised of the following:

| | |
|---|---|
| Current benefit: | |
| Federal | $ (447,929) |
| State | (62,145) |
| Total Current | (510,074) |
| Deferred (benefit) expense: | |
| Federal | (23,018) |
| State | 21,465 |
| Total Deferred | (1,553) |
| Total Income Tax benefit | $ (511,627) |

The deferred taxes at December 31, 2014 consist of a deferred tax liability of $4,036 related to basis differences in fixed assets and a deferred tax asset of $13,125 related to accrued expenses. The Company also has a deferred tax asset associated with state net operating losses in the amount of $177,177 that is subject to a full valuation allowance. The valuation allowance increased $54,548 in 2014 as a result of additional state net operating losses that were incurred during the year. The effective tax rate is different than the federal statutory rate primarily due to state income taxes.

The Company participates in a tax sharing agreement with EFC for consolidated income tax filings. Under this agreement, the Company is reimbursed for federal and state losses to the extent they are utilized.

## 5. Employee Benefit Plan

The Company participates in a defined contribution plan sponsored by EverBank, adopted under the Internal Revenue Code 401(k) (the "Plan"), covering substantially all full-time employees meeting the eligibility requirements. Employees may contribute between 1% and 100% of their pretax compensation to the Plan up to defined levels. The Company matches up to 4% of an employee's eligible compensation contributed as an elective deferral. The Company made employer-matching contributions of $5,470 during the year ended December 31, 2014.

In addition, the Company may make profit sharing contributions to the Plan at the discretion of the Company. During the year ended December 31, 2014, the Company recognized expense for discretionary contributions made to the Plan of $4,404 presented within salaries and employee benefits on the statement of comprehensive income/loss.

## 6. Guarantees

The Company has contracted with a third party to provide clearing services that include underwriting margin loans to its customers. This contract stipulates that the Company will indemnify the third party for any margin loan losses that occur in their issuing margin to customers. The maximum potential future payment under this indemnification was $714,379 at December 31, 2014. Historically, there have never been payments made under this indemnification. As these margin loans are highly collateralized by the securities held by the brokerage clients, the Company has assessed the probability of making such payments in the future as remote. This indemnification would end with the termination of the clearing contract.

## 7. Net Capital Requirements

EverTrade is subject to the SEC Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, EverTrade had net capital of $723,993, which was in excess of the required net capital by $473,993. EverTrade's ratio of aggregate indebtedness to net capital was 0.1442 to 1 at December 31, 2014.

## 8. Contingent Liabilities and Other Regulatory Matters

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, EverTrade has been threatened with or named as a defendant in lawsuits, arbitration and administrative claims involving securities, banking and other matters. EverTrade is also subject to periodic regulatory audits and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA or FDIC by dissatisfied customers or others are investigated by such regulator, and may, if pursued, result in formal claims being filed against EverTrade by the customer or disciplinary action being taken against EverTrade by the regulator and could have a material impact on EverTrade's financial position, results of its operations or cash flows.

**EverTrade Direct Brokerage, Inc.**
**(A Wholly Owned Subsidiary of EverBank)**
**Supplemental Schedule**
**Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934**
**December 31, 2014**

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 1,306,819 |
| Add - allowable credits | — |
| Total capital and allowable credits | 1,306,819 |
| Deductions – non-allowable assets | 582,826 |
| Net capital before haircuts | 723,993 |
| Deductions – haircuts | — |
| Net capital | $ 723,993 |
| Aggregate indebtedness - items included in the statement of | |
| financial condition - accounts payable, accrued expenses, and other liabilities | $ 104,417 |
| Total aggregate indebtedness | $ 104,417 |
| Computation of basic net capital requirement - minimum net capital required* | $ 250,000 |
| Excess net capital | $ 473,993 |
| Ratio - aggregate indebtedness to net capital** | 0.1442 to 1 |

* In accordance with Rule 15c3-1, net capital cannot fall below .0667 to 1 of aggregate indebtedness or $250,000, whichever is greater.

** In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1.

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part II FOCUS Report filed on January 16, 2015.

**EverTrade Direct Brokerage, Inc.**

**(A Wholly Owned Subsidiary of EverBank)**

**Supplemental Schedule**

**Computation for Determination of Reserve Requirements**

**For Brokers and Dealers Pursuant to Rule 15c3-3 Under the**

**Securities and Exchange Act of 1934**

**As of December 31, 2014**

---

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

**EverTrade Direct Brokerage, Inc.**

**(A Wholly Owned Subsidiary of EverBank)**

**Supplemental Schedule**

**Information for Possession or Control Requirements**

**For Brokers and Dealers Pursuant to Rule 15c3-3 Under the**

**Securities and Exchange Act of 1934**

**As of December 31, 2014**

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

# EverTrade Direct Brokerage, Inc.

## Independent Accountant's Review Report
## On Management's Assertion Pursuant to
## Exemption From 17 C.F.R. §240.15c3-3 (k)

**December 31, 2014**

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE, STE. 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE℠

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of EverTrade Direct Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) EverTrade Direct Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which EverTrade Direct Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) EverTrade Direct Brokerage, Inc. stated that EverTrade Direct Brokerage, Inc. met the identified exemption provisions for the period of June 1, 2014 to December 31, 2014 without exception. EverTrade Direct Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EverTrade Direct Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLC
BROWN SMITH WALLACE, LLC
St. Louis, Missouri
January 30, 2015

EverTrade®
DIRECT BROKERAGE

**Management Statement Regarding Exemption from SEC Rule 15c3-3:**

EverTrade Direct Brokerage, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

This report is for the period of June 1, 2014 to December 31, 2014.

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) of the Rule because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) Throughout the identified period without exception.

EverTrade Direct Brokerage, Inc.

I, Tina Carroll, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FinOP

January 30, 2015

501 Riverside Avenue • Jacksonville, Florida 32202

# EverTrade Direct Brokerage, Inc.

## Independent Accountant's Report On Applying Agreed-Upon Procedures

**December 31, 2014**

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE, STE. 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

# INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of EverTrade Direct Brokerage, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by EverTrade Direct Brokerage, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating EverTrade Direct Brokerage, Inc.'s compliance with the applicable instructions of Form SIPC-7.

EverTrade Direct Brokerage, Inc.'s management is responsible for EverTrade Direct Brokerage, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the copy of the check paid, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences. As a function of these agreed-upon procedures, we noted that EverTrade Direct Brokerage, Inc.'s gross revenues were not in excess of the $500,000 threshold referenced in SEC Rule 17a-5(e);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and National Financial Services, LLC settlement statements, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports, general ledger detail, and National Financial Services, LLC settlement statements supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, LLC
St. Louis, Missouri
January 30, 2015

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2778*********************MIXED AADC 220
051781 FINRA DEC
EVERTRADE DIRECT BROKERAGE INC
8300 EAGER RD STE 700
SAINT LOUIS MO 63144-1424

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tina Carroll 904-623-8249

2. A. General Assessment (item 2e from page 2) $ 369

B. Less payment made with SIPC 6 filed (exclude interest) ( 214 )
07/25/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 155

E. Interest computed on late payment (see instruction E) for______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 155

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 155

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Evertrade Direct Brokerage Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of January 20 15

CFO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 399,282 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 23,050 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 228,452 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 147,780 |
| 2e. General Assessment @ .0025 | $ 369 |
| | (to page 1, line 2.A.) |